Richard Dancy Vice President, Associate General Counsel & Corporate Secretary Johnson Controls www.johnsoncontrols.com

March 2, 2026
Via EDGAR
Ms. Megan Masterson
Ms. Christine Dietz
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:    Johnson Controls International plc
Form 10-K for the Fiscal Year Ended September 30, 2025
File No. 001-13836
Dear Ms. Masterson and Ms. Dietz:
Johnson Controls plc (the “Company”) is in receipt of your letter, dated February 26, 2026, regarding the above-referenced filing (the “Comment Letter”). This letter confirms that, pursuant to my telephone conversation with Ms. Dietz and Ms. Masterson on March 2, 2026, the Company will provide a response to the Comment Letter by March 19, 2026.
Thank you for your assistance. If you have any additional questions or comments, you may reach me at 414-524-6294.
Sincerely,

/s/ Richard J. Dancy
Richard J. Dancy

cc: Marc Vandiepenbeeck
John Donofrio

Johnson Controls International plc